For immediate release	15 January 2010

WPP plc
(WPP)

Notice of Results

WPP will be announcing its Preliminary Statement for the year ended 31 December 2009 on Friday, March 5th 2010.

Contact:
Feona McEwan, WPP	Telephone: +44 20 7318 0108

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